UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Nuno Vieira, Investor Relations Director

Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

+351-21-500-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Portugal Telecom, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,082,171,926(1)

	8.	Shared Voting Power 290,549,788(2)

	9.	Sole Dispositive Power 1,082,171,926(1)

	10.	Shared Dispositive Power 290,549,788(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,372,721,714(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 49.43%(2)

14.	Type of Reporting Person CO

(1)  Includes (a) 571,455,214 Common Shares of Oi S.A. held directly by Portugal Telecom, SGPS, S.A., (b) 36,367,992 Common Shares held by Bratel Brasil S.A., one of the other Reporting Persons and a subsidiary of Portugal Telecom, SGPS, S.A., and (c) 474,348,720 Common Shares with respect to which Portugal Telecom has a call option, as described in Item 4 of this Statement on Schedule 13D.

(2)  Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.  The percentage reported in Row (13) assumes that all the Common Shares subject to Portugal Telecom’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi S.A. and its subsidiaries until the earlier of the exercise or expiration of the call option.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kingdom of the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992(1)

	8.	Shared Voting Power 290,549,788(2)

	9.	Sole Dispositive Power 36,367,992(1)

	10.	Shared Dispositive Power 290,549,788(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.77%(2)

14.	Type of Reporting Person CO

(1)  Represents Common Shares held by Bratel Brasil S.A., one of the other Reporting Persons and a subsidiary of Bratel B.V.

(2)  Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.  The percentage reported in Row (13) assumes that all the Common Shares subject to Portugal Telecom’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi S.A. and its subsidiaries until the earlier of the exercise or expiration of the call option.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel Brasil S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788(1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.77%(1)

14.	Type of Reporting Person CO

(1) Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.  The percentage reported in Row (13) assumes that all the Common Shares subject to Portugal Telecom’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi S.A. and its subsidiaries until the earlier of the exercise or expiration of the call option.

Schedule 13D

Preliminary Statement

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D, filed on June 13, 2012 (the “Original Schedule 13D”), by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”), as amended by Amendment No. 1 filed on October 8, 2013 (“Amendment No. 1”), Amendment No. 2 filed on February 27, 2014 (“Amendment No. 2”), Amendment No. 3 filed on May 14, 2014 (“Amendment No. 3”) and Amendment No. 4 filed on July 28, 2014 (“Amendment No. 4”; the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 and as further amended by this Amendment, this “Statement”), by the Reporting Persons.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and/or Amendment No. 4 (as applicable).

On October 1, 2013, Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) entered into a Memorandum of Understanding (“MOU”) with Oi S.A. (“Oi” or the “Issuer”), AG Telecom Participações S.A. (“AG Telecom”), LF Tel. S.A. (“LF Tel”), Pasa Participações S.A. (“Pasa”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil” and, together with AG Telecom, LF Tel, Pasa, EDSP75 and Telemar Participações S.A. (“TmarPart” or “CorpCo”), the “Oi Holding Companies”), Avistar, SGPS, S.A., a shareholder of Portugal Telecom and an affiliate of Banco Espírito Santo, S.A. (“BES”), and Nivalis Holding B.V., a shareholder of Portugal Telecom and an affiliate of RS Holding, SGPS, S.A. (“Nivalis”), with respect to a proposed combination (the “Business Combination”) of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into TmarPart.  Portugal Telecom and Oi announced the Business Combination on October 2, 2013.  Pursuant to the Business Combination, among other things, Oi has become the owner of the PT Assets (as defined below) and is expected to become a wholly owned subsidiary of TmarPart through the merger of shares (incorporação de ações) of Oi with TmarPart (the “Merger of Shares”), and, under the original structure for the Business Combination contemplated by the MOU, Portugal Telecom was expected to merge with and into TmarPart with TmarPart as the surviving company (the “Portugal Telecom Merger”).

As previously reported in Amendment No. 3, on May 5, 2014, Oi completed the Oi Capital Increase (as defined in Amendment No. 1), pursuant to which, among other things, Oi issued Common Shares and Preferred Shares to Portugal Telecom in exchange for the transfer by Portugal Telecom to Oi of all of the shares of PT Portugal, SGPS, S.A. (“PT Portugal”), which, at the time of the transfer, owned the PT Assets (as defined in Amendment No. 3).

As previously reported in Amendment No. 4, the PT Assets included all of the shares of PT Portugal and Portugal Telecom International Finance B.V. (collectively, the “Oi Subsidiaries”), which held certain short-term investments (the “Rioforte Investments”) issued by Rio Forte Investments S.A. (“Rioforte”).  The Rioforte Investments, in the aggregate amount of €897 million, matured on July 15 and 17, 2014 and were not repaid by Rioforte.  On July 15, 2014, Portugal Telecom and Oi entered into a new memorandum of understanding (the “Second MOU”) with respect to the Rioforte Investments and the Business Combination that was described in Amendment No. 4.  The Second MOU provided that its terms would be

Schedule 13D

implemented through definitive agreements (the “Definitive Agreements”) to be agreed among the parties, including agreements with respect to the Exchange and the Call Option described in Amendment No. 4.

On September 8, 2014, an extraordinary general shareholders’ meeting of the shareholders of Portugal Telecom approved the execution by Portugal Telecom of the Definitive Agreements, including the Exchange Agreement, and Other Covenants (the “Exchange Agreement”) and the Call Option Agreement, and Other Covenants (the “Call Option Agreement”), based on the terms of the Exchange Agreement and Call Option Agreement agreed by the parties thereto (with execution subject to approval by the shareholders of Portugal Telecom and other conditions) on July 28, 2014.  The Definitive Agreements were executed on September 8, 2014.

In addition, having come to the conclusion that the last step of the Business Combination, the Portugal Telecom Merger, could no longer be implemented as initially announced, the parties thereto also executed additional Definitive Agreements to amend certain of the agreements with respect to the Business Combination signed on February 19, 2014 and described in Amendment No. 2 (the “Business Combination Agreements”) and entered into another agreement with respect to certain actions aimed at achieving the objective of the integration of the shareholder bases of Portugal Telecom and CorpCo through an alternative structure under analysis, as described in Items 4 and 6 below.

The Reporting Persons are filing this Amendment No. 5 to update the information previously reported in the following items of the Statement as a result of the approval and execution of the Definitive Agreements.

Item 2.                     Identity and Background

The information set forth in Exhibit 2 to the Statement, as updated in Amendment No. 4, is hereby further supplemented with the following information:

On August 7, 2014, Portugal Telecom announced that Mr. Henrique Granadeiro, Chairman of the board of directors of Portugal Telecom and Chief Executive Officer, had tendered his resignation from those positions.  Pursuant to the Portuguese Companies Code, Mr. Granadeiro’s resignation will become effective on the last day of September 2014.  No successor to Mr. Granadeiro has yet been appointed.

Item 3.                     Source of Funds

The information set forth in Items 4 and 6 of this Statement is hereby incorporated by reference in this Item 3.

Item 4.                     Purpose of Transaction

The following new subsection is added at the end of Item 4 of the Statement:

Schedule 13D

Definitive Agreements Implementing the Second MOU

The Definitive Agreements entered into between Portugal Telecom and the Oi Subsidiaries, as well as with Oi and CorpCo, are intended to permit the parties to proceed with the implementation of the Business Combination, including the Merger of Shares and the TmarPart Reorganization described in Amendment No. 3, with the necessary adjustments.

Consistent with the Second MOU, as disclosed in Amendment No. 4, (1) the Exchange Agreement provides for an exchange pursuant to which Portugal Telecom will acquire the Rioforte Investments from the Oi Subsidiaries and, in exchange, Portugal Telecom will transfer to the Oi Subsidiaries the Exchanged Shares (as defined in Amendment No. 4) and (2) under the Call Option Agreement, the Oi Subsidiaries will grant Portugal Telecom a call option to purchase Common Shares and Preferred Shares of the same number and class as the Exchanged Shares (or upon completion of the Merger of Shares, common shares of CorpCo).

Exchange Agreement

In accordance with the Second MOU, the Exchange Agreement provides that, subject to the conditions described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Oi Subsidiaries and Portugal Telecom will effect the Exchange, whereby Portugal Telecom will transfer to the Oi Subsidiaries 474,348,720 Common Shares and 948,697,440 Preferred Shares, representing approximately 16.9% of Oi’s share capital and 17.1% of Oi’s voting rights (or, if the Exchange occurs after the Merger of Shares, 1,348,193,932 common shares of CorpCo) (collectively, the “Exchanged Shares”) in exchange for the Rioforte Investments in the aggregate amount of €897 million.

The Exchange of the Exchanged Shares for the Rioforte Investments is expected to occur no later than three (3) business days after all the conditions set forth under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below have been satisfied. The Exchange Agreement may be terminated by Portugal Telecom and/or by Oi and CorpCo if the Exchange does not occur by March 31, 2015.

The Exchange Agreement further provides that once the Exchange has been consummated, Oi, CorpCo and the Oi Subsidiaries will grant Portugal Telecom and its directors a release in relation to the subscription for or acquisition of the treasury applications in the Rioforte Investments and their later contribution to the Oi Capital Increase, as well as an express waiver by Oi and the Oi Subsidiaries of any right to file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against Portugal Telecom with respect to third-party claims) by virtue of the Rioforte Investments and their contribution in the context of the Oi Capital Increase or any omissions or incomplete information related specifically to the Rioforte Investments, their situation and the risks involved.

The Exchange Agreement is governed by Brazilian law, and any dispute with respect to the Exchange Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

Schedule 13D

Call Option Agreement

Pursuant to the Call Option Agreement, Oi and the Oi Subsidiaries have granted to Portugal Telecom (subject to the condition described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below) a non-transferable, Call Option to acquire 474,348,720 Common Shares and 948,697,440 Preferred Shares (or 1,348,193,932 common shares of CorpCo, after the Merger of Shares) (collectively, the “Option Shares”).  The total number of Option Shares is subject to adjustment to reflect any split or reverse split of shares.

Portugal Telecom will be entitled to exercise the Call Option, in whole or in part, at any time, during a period of six years from the date of the consummation of the Exchange (the “Closing Date”). The original number of Option Shares that Portugal Telecom is entitled to purchase pursuant to the Call Option will be reduced (1) by 10% of the original Option Shares upon the first anniversary of the Closing Date and (2) by 18% of the original Option Shares on each successive anniversary of the Closing Date thereafter, beginning on the second anniversary of the Closing Date.

The Call Option exercise price will be R$1.8529 per Preferred Share and R$2.0104 per Common Share (and, if applicable, R$2.0104 per common share issued by CorpCo), in each case adjusted by the Brazilian CDI rate plus 1.5% per annum, calculated pro rata, from the date of the Exchange and through the date of effective payment of the exercise price, in whole or in part, of the Call Option. The exercise price of the Call Option must be paid in cash, in immediately available funds, on the date of the transfer of the Option Shares.

The Call Option Agreement further provides for a possibility of settlement in cash by the grantors, in the event that, upon exercise of the Call Option by Portugal Telecom, the Oi Subsidiaries and/or any other subsidiary of Oi do not hold in treasury a sufficient number of Option Shares to deliver to Portugal Telecom.  In such case, the Call Option may be settled by payment in cash by the Oi Subsidiaries to Portugal Telecom of an amount corresponding to the difference between the market price for the Option Shares on the business day immediately preceding the exercise of the Call Option and the applicable exercise price corresponding to those shares.

So long as the Call Option is in effect, Portugal Telecom will be precluded from acquiring Oi shares or CorpCo shares, directly or indirectly, other than through the exercise of the Call Option. Portugal Telecom may not assign or transfer the Call Option and may not grant any rights associated with the Call Option, including any guarantees, without Oi’s consent, except that Portugal Telecom may make a one-time assignment to a subsidiary of Portugal Telecom at least 99% of the voting and share capital of which is held by Portugal Telecom, and so long as Portugal Telecom remains jointly and severally liable under the Call Option Agreement with the subsidiary. If Portugal Telecom issues, directly or indirectly, derivative instruments indexed, backed by or related to shares of Oi or CorpCo, it must immediately use all the financial proceeds received, directly or indirectly, in these transactions for the acquisition of Option Shares.

Schedule 13D

Oi may terminate the Call Option if (1) the bylaws of Portugal Telecom are voluntarily amended to delete or amend the provision that limits the voting rights of any shareholder to 10% of the total voting rights of Portugal Telecom, (2) Portugal Telecom begins to compete with Oi; or (3) Portugal Telecom breaches certain obligations under the Call Option Agreement.

The Call Option Agreement is governed by Brazilian law, and any dispute with respect to the Call Option Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

As further detailed under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Call Option will automatically expire if the Exchange is not implemented by March 31, 2015.

Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement

The execution of the Exchange Agreement and the Call Option Agreement required the approval of (1) the board of directors of Portugal Telecom, which approved the terms and conditions of the Definitive Agreements on July 28, 2014 and approved the proposal submitted to the extraordinary general shareholders’ meeting of Portugal Telecom on August 13, 2014, (2) the shareholders of Portugal Telecom at an extraordinary general shareholders’ meeting, which occurred on September 8, 2014 and (3) the board of directors of Oi, which approval was obtained on September 8, 2014.

As a condition to the execution of the Exchange Agreement, the following matters were also approved by a pre-meeting (reunião prévia) of the shareholders of CorpCo held on September 3, 2014:  (1) if feasible, the listing of CorpCo on the BM&FBovespa, the Euronext Lisbon and the New York Stock Exchange so as to allow the implementation of an alternative structure for integrating the shareholder bases of Portugal Telecom and CorpCo after the Merger of Shares of Oi not covered by the Exchange, (2) amendments to the bylaws of CorpCo to include a limitation of 7.5% on the voting rights applicable to (a) Portugal Telecom, and (b) any other shareholder who receives a percentage interest in CorpCo greater than 15% of CorpCo’s share capital due to any future integration of the shareholder bases of Portugal Telecom and CorpoCo, excluding any shares of CorpCo already held by that shareholder or that are acquired through other means and (3) the amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of CorpCo, all of which were entered into on February 19, 2014, as further described under “Amendments to the Business Combination Agreements” of Item 6 below.

In addition to the corporate approvals described above and the execution of the Definitive Agreements, the completion of the Exchange and the effectiveness of the Call Option are further subject to the approval of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”), of (1) the receipt of the Exchanged Shares by the Oi Subsidiaries, (2) the maintenance of Oi treasury shares (and, after the Merger of Shares, of CorpCo shares) in an amount equivalent to the maximum number of Exchanged Shares and (3) the grant of the Call Option by the Oi Subsidiaries to Portugal Telecom for an amount equivalent to the maximum number of Exchanged Shares.  If CVM approval cannot be obtained by March 31, 2015, the

Schedule 13D

Exchange will not be consummated and the Call Option will not become effective in accordance with the terms set forth in the Definitive Agreements.

Alternative Structure Under Analysis with Respect to the Business Combination

As described in Amendment No. 1, the Business Combination was originally expected to be implemented through three principal steps:  (1) the Oi Capital Increase (which has been completed), (2) the Merger of Shares and the concurrent TmarPart Reorganization and (3) the Portugal Telecom Merger, whereby Portugal Telecom would merge with and into CorpCo and as a result of which Portugal Telecom would cease to exist and the direct shareholders of Portugal Telecom would become direct shareholders of CorpCo.

The parties to the Business Combination have come to the conclusion that the Portugal Telecom Merger would not be viable upon execution of the Definitive Agreements but consider it in the best interest of such companies and their respective shareholders to proceed with the Business Combination already initiated with the contribution of the PT Assets by Portugal Telecom in the Oi Capital Increase, even if such process may be subject to certain necessary adjustments in light of recent circumstances.  The parties continue to intend to implement the Merger of Shares and the TmarPart Reorganization.

With respect to the Portugal Telecom Merger, an alternative structure is currently under analysis, seeking to achieve, if possible, the results expected from the Portugal Telecom Merger, namely the unification of the shareholder bases of both companies, with the attribution to the shareholders of Portugal Telecom of shares that Portugal Telecom would hold in CorpCo after the implementation of the Exchange and the Merger of Shares, following the admission to trading of the shares of CorpCo on the BM&FBovespa, Euronext Lisbon and the NYSE.

The alternative structure currently under analysis, which would have to be approved by the board of directors and presented for the approval of the shareholders of Portugal Telecom at a general shareholders’ meeting to be convened specifically for that purpose, would entail a reduction of the share capital of Portugal Telecom, in connection with which the shareholders of Portugal Telecom would receive CorpCo shares that Portugal Telecom would hold upon consummation of the Exchange and the Merger of Shares in exchange for their canceled Portugal Telecom shares, in proportion to their interests held in Portugal Telecom.

Any such share capital reduction that may be approved by the Board of Directors and submitted to the shareholders of Portugal Telecom must be approved, at a general shareholders’ meeting to be convened specifically for that purpose, by shareholders representing two-thirds of Portugal Telecom’s outstanding capital, on the first call, with shareholders who hold shares representing at least one-third of the outstanding shares being present or represented. As such, it is possible that, even if Portugal Telecom consummates the Exchange and the Merger of Shares is implemented, the capital reduction may not be carried out.

In addition, as a prerequisite to this transaction, CorpCo shares would need to be listed on the Euronext Lisbon regulated market.  For this purpose, CorpCo must request the admission to trading of its shares on the Euronext Lisbon and prepare the corresponding prospectus to be

Schedule 13D

approved by the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Commission, or the “CMVM”).

In order to enable the parties to pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom, whether through the alternative structure described above or another legally permissible structure, Portugal Telecom, Oi and CorpCo have entered into, concurrently with the execution of the Exchange Agreement and the Call Option Agreement, the Terms of Commitment described under “Terms of Commitment” of Item 6 below, which description is hereby incorporated by reference in this Item 4.

If the alternative structure described above is adopted and approved by the board of directors and the shareholders of Portugal Telecom, the shareholders of Portugal Telecom would become shareholders of CorpCo, while maintaining their shareholder interests in Portugal Telecom.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following new subsections are added at the end of Item 6 of the Statement:

Exchange Agreement

On September 8, 2014, the Portugal Telecom, the Oi Subsidiaries, Oi and CorpCo executed the Exchange Agreement described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Exchange Agreement is a summary only and is qualified in its entirety by the terms of the Exchange Agreement, which is filed as Exhibit 33 to this Amendment and is incorporated herein by reference.

Call Option Agreement

On September 8, 2014, Portugal Telecom, the Oi Subsidiaries, Oi and CorpCo executed the Call Option Agreement described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Call Option Agreement is a summary only and is qualified in its entirety by the terms of the Call Option Agreement, which is filed as Exhibit 34 to this Amendment and is incorporated herein by reference.

Amendments to the Business Combination Agreements

As described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” above, the execution of the Definitive Agreements was subject to, among other things, the approval by a pre-meeting (reunião prévia) of the shareholders of CorpCo of certain amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of CorpCo, all of which were entered into on February 19, 2014, in order to account for the transactions contemplated by the Definitive Agreements and the changes to the original structure of the Business Combination.

Schedule 13D

As previously disclosed in Amendment No. 2, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014. As amended, the agreements provided that the parties thereto agreed to exercise their voting rights to approve each step of the Business Combination and addressed the consequences in the event that the Business Combination or any of its steps is not be completed by December 31, 2014.

In addition, on February 19, 2014, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of certain conditions precedent relating to the several steps of the Business Combination, including the completion of the Portugal Telecom Merger.  On the same date, Portugal Telecom executed a temporary voting agreement with Caravelas, Bratel, TmarPart, AG, Jereissati and, as intervening party, Oi, whereby the parties thereto agreed to, among other things, (1) vote in favor of the Merger of Shares and (2) vote in favor of the Portugal Telecom Merger. The temporary voting agreement was to remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

At the pre-meeting (reunião prévia) of the shareholders of CorpCo held on September 3, 2014, the shareholders of CorpCo decided to amend the Business Combination Agreements as initially described in Amendment No. 2, as follows:

•                  in the amendments to the shareholder’s agreements described above, all references to the Portugal Telecom Merger were deleted, and any undertakings in the shareholders’ agreements of CorpCo relating specifically to the Portugal Telecom Merger will no longer apply. In addition, the cut-off date for the completion of the remaining steps of the Business Combination was extended until March 31, 2015;

•                  in the amendments to the agreements to terminate the shareholders’ agreements of CorpCo, all references to the Portugal Telecom Merger as a condition to the termination of the shareholders’ agreements have been deleted. As a result, effectiveness will be conditioned only upon the completion of the Merger of Shares; and

•                  the temporary voting agreement referred to above was also amended, among other things, to (1) exclude the Exchanged Shares from the scope of its provision that restricts any transfers of shares of Oi and/or CorpCo, (2) extend the cut-off date for calling the extraordinary meeting of the shareholders of Oi which will resolve on the merger of Bratel Brasil into Oi and the Merger of Shares to February 28, 2015 (instead of 60 days as from completion of the Oi Capital Increase) and (3) delete all references to (including specific undertakings relating to) the Portugal Telecom Merger and instead include an additional covenant to pursue the objective of integrating the shareholder bases of Portugal Telecom and CorpCo despite the fact that the merger of Portugal Telecom with and into CorpCo will no longer occur.

These amendments to the Business Combination Agreements were executed on September 8, 2014.  The description of the amendments to the Business Combination

Schedule 13D

Agreements above is a summary only and is qualified in its entirety by the terms of the amendments themselves, which are filed as Exhibits 35 to 41 to this Amendment and are incorporated herein by reference.

Terms of Commitment

On September 8, 2014, Portugal Telecom, Oi and CorpCo executed a Terms of Commitment agreement (the “Terms of Commitment”) that contains certain undertakings to enable the parties to pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom as described in “Alternative Structure Under Analysis with Respect to the Business Combination” of Item 4 above.

Under the Terms of Commitment, the parties agree to use best efforts to obtain the listing of CorpCo’s shares on the Novo Mercado segment of the BM&FBovespa, Euronext Lisbon and the New York Stock Exchange concurrently with the approval of the Merger of Shares by the shareholders of Oi and CorpCo.  In addition, the parties agree to perform any acts, provide any required information, prepare all necessary documentation and file all necessary filings with all appropriate governmental authorities to implement the Listing and the integration of the shareholder bases of Oi and Portugal Telecom, including, among other things, the preparation and filing of any prospectuses and registration statements with the CVM, the CMVM and the SEC.

In addition, Oi, in its capacity as shareholder of Portugal Telecom, undertakes to attend any meeting of the shareholders of Portugal Telecom specifically convened to consider the alternative structure to the Portugal Telecom Merger described in Item 4 above or other legally permissible structure and to vote in favor of the proposed structure, to the extent such vote is not contrary to Oi’s legitimate interests.

This Terms of Commitment will remain in effect until the integration of the shareholder bases of Portugal Telecom and CorpCo has been fully completed, including in respect of any Oi or CorpCo shares that Portugal Telecom may acquire as a result of its exercise of the Call Option.

The Terms of Commitment are governed by Brazilian law, and any dispute with respect to the Terms of Commitment is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

The description of the Terms of Commitment is a summary only and is qualified in its entirety by the terms of the Terms of Commitment, which is filed as Exhibit 42 to this Amendment and is incorporated herein by reference.

Schedule 13D

Item 7.                                 Material to Be Filed as Exhibits

Exhibit	Description

1.

Joint Filing Agreement, dated as of July 28, 2014, by and between the Reporting Persons, which supersedes previous Joint Filing Agreement, dated as of October 7, 2013 (incorporated by reference to Exhibit 1 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)).

2.	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 2 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)).

3.

Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

4.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

5.

Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487)).

6.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Schedule 13D

7.

Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

8.

Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

9.

Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (incorporated by reference to Exhibit 9 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

10.

Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A. (incorporated by reference to Exhibit 10 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

11.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation) (incorporated by reference to Exhibit 11 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

12.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation) (incorporated by reference to Exhibit 12 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

13.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 13 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

14.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 14 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

15.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 15 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

16.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 16 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

17.

First Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (1º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 17 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

18.

Terms of Termination of the Shareholders’ Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 18 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

19.

First Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (1º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 19 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

20.

Terms of Termination of the Shareholders’ Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 20 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

21.

Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “CorpCo”) (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “CorpCo”)), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation) (incorporated by reference to Exhibit 21 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

22.

Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 22 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

23.

Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 23 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

24.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 24 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

25.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 25 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

26.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 26 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

27.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 27 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

28.

Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntures da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English Translation) (incorporated by reference to Exhibit 28 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

29.

Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntures da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English Translation) (incorporated by reference to Exhibit 29 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

30.

Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Provada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation) (incorporated by reference to Exhibit 30 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

31.

Waiver Letter (Renúncia de Condição Precedente do Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated as of April 28, 2014, relating to the waiver by Portugal Telecom, SGPS, S.A. of a condition precedent to the Subscription Agreement entered into between Portugal Telecom, SGPS, S.A. and Oi S.A., dated as of February 19, 2014 (English translation) (incorporated by reference to Exhibit 31 of Amendment No. 3 to the Schedule 13D of Oi S.A., filed on May 14, 2014 (SEC File No. 005-83981)).

32.

Memorandum of Understanding (Memorando de Entendimentos), dated as of July 15, 2014, between Portugal Telecom SGPS, S.A. and Oi S.A. (incorporated by reference to Exhibit 32 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)) (English translation) (incorporated by reference to Exhibit 32 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)).

33.

Exchange Agreement, and Other Covenants (Contrato de Permuta e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation).

Schedule 13D

34.

Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation).

35.

Third Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (3º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation).

36.

First Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 (1º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation).

37.

Third Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (3º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

38.

First Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 (1º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014), dated September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

39.

Second Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (2º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated September 8, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation).

Schedule 13D

40.

Second Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (2º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated September 8, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation).

41.

First Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “Corpco”) executed on February 19, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “Corpco”) firmado em 19 de Fevereiro de 2014), dated September 8, 2014, to be entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation).

42.	Terms of Commitment (Termo de Compromisso), dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Chief Financial Officer

By:	/s/ João Manuel de Mello Franco
	Name:	João Manuel de Mello Franco
	Title:	Member of the Board of Directors

BRATEL B.V.

By:	/s/ C.C. van den Broek
	Name:	C.C. van den Broek
	Title:	Director B

By:	/s/ Carlos Cruz
	Name:	Carlos Cruz
	Title:	Director A

BRATEL BRASIL S.A.

By:	/s/ Shakhaf Wine
	Name:	Shakhaf Wine
	Title:	President

By:	/s/ Pedro Guterres
	Name:	Pedro Guterres
	Title:	Director